KELSO TECHNOLOGIES INC.

(the "Corporation")

Annual General and Special Meeting of Shareholders

June 3, 2025

(the "Meeting")

REPORT OF VOTING RESULTS

Common Shares represented at the Meeting:	24,737,277
Total issued and outstanding Common Shares as at Record Date:	55,160,086
Percentage of issued and outstanding Common Shares represented:	44.85%

The following matters were voted on at the Meeting:

Appointment of Auditor

Based on proxies received and votes cast by show of hands during the Meeting, Smythe LLP, Chartered Professional Accountants were appointed as auditors of the Corporation for the ensuing year and the Directors of the Corporation were authorized to fix the remuneration of the auditor, with the following results:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
22,766,151	92.03%	1,971,125	7.97%

Set the Number of Directors at Five

Based on proxies received and votes cast by show of hands during the Meeting, the number of Directors of the Corporation was set at five, with the following results:

Votes For	% Votes For	Votes Against	% Votes Against
23,797,415	96.2%	939,862	3.8%

Election of Directors

Based on proxies received and votes conducted by ballot during the Meeting, the following individuals were elected as directors of the Corporation until the next annual shareholders' meeting, with the following results:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Frank Busch	12,145,493	81.24%	2,805,177	18.76%
Paul Cass	11,567,203	77.37%	3,383,468	22.63%
Laura Roach	12,025,239	80.43%	2,925,432	19.57%
Jesse V. Crews	11,465,160	76.69%	3,485,510	23.31%
Mark Temen	12,119,020	81.06%	2,831,651	18.94%

Adoption of Omnibus Equity Incentive Plan

Based on proxies received and votes conducted by ballot during the Meeting, the adoption of the omnibus equity incentive plan was not approved, with the following results:

Votes For	% Votes For	Votes Against	% Votes Against
10,399,894	69.56%	4,550,776	30.44%